
SECUR ... ION

07003207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Finance Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

PROCESSED

New York (City) NY (State) 10019 (Zip Code)

MAR 15 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Maske (415)913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Oath or Affirmation

I, Sally Maske, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Finance Services, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


JENNIFER MARIA VERTREES
Commission # 1716864
Notary Public - California
San Francisco County
My Comm. Expires Jan 14, 2011

Sally Maske
Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income (Loss)
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission
(x) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
() (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
() Statement of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
() (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x) (l) An Oath or Affirmation
() (m) A copy of the SIPC Supplemental Report
() (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent auditors report on internal control (Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

Banc of America Finance Services, Incorporated

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2006


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
185



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc of America Finance Services, Incorporated
(a wholly owned subsidiary of Bank of America
Corporation)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Banc of America Finance Services, Incorporated (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company's sole business activity relates to stock borrow and loan transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2007

Banc of America Finance Services, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Financial Condition
December 31, 2006
(Dollars in Thousands)

Assets	
Cash and cash equivalents	$ 105,386
Securities borrowed from affiliates (note 3)	12,698,998
Interest receivable	54,233
Other assets	832
Total assets	$12,859,449
Liabilities and Stockholder's Equity	
Liabilities:	
Securities loaned to affiliates (note 3)	$12,698,998
Interest payable	53,753
Accounts payable and accrued liabilities	201
Total liabilities	12,752,952
Stockholder's equity:	
Common stock ($1 par value; 100 shares authorized; 50 shares issued and outstanding), at stated value	1,400
Additional paid-in capital	43,076
Retained earnings	62,021
Total stockholder's equity	106,497
Total liabilities and stockholder's equity	$12,859,449

The accompanying notes are an integral part of these financial statements.

Banc of America Finance Services, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Income
For the Year Ended December 31, 2006
(Dollars in Thousands)

Revenues:	
Interest	$440,503
Other	982
Total revenues	441,485
Interest expense	435,073
Net revenues	6,412
Expenses:	
Regulatory fees	369
Service agreement expense	168
Other	59
Total expenses excluding interest	596
Income before taxes	5,816
Income tax expense	2,030
Net income	$ 3,786

The accompanying notes are an integral part of these financial statements.

Banc of America Finance Services, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006
(Dollars in Thousands)

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2006	50	$1,400	$43,076	$58,235	$102,711
Net income	-	-	-	3,786	3,786
Balance at December 31, 2006	50	$1,400	$43,076	$62,021	$106,497

The accompanying notes are an integral part of these financial statements.

Banc of America Finance Services, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2006
(Dollars in Thousands)

Cash flows from operating activities:	
Net income	$ 3,786
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets:	
Increase in securities borrowed from affiliates	(8,659,675)
Increase in interest receivable	(40,786)
Decrease in other assets	10,540
Change in operating liabilities:	
Increase in securities loaned to affiliates	8,659,675
Increase in interest payable	40,651
Decrease in income taxes payable	(4,355)
Decrease in accounts payable and accrued liabilities	(4,068)
Net cash provided by operating activities	5,768
Net increase in cash and cash equivalents	5,768
Cash and cash equivalents at January 1, 2006	99,618
Cash and cash equivalents at December 31, 2006	$ 105,386
Supplemental disclosure of cash flow information:	
Interest paid	$ 394,422
Income taxes paid	$ 6,702

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Banc of America Finance Services, Incorporated (the Company), a wholly owned subsidiary of Bank of America Corporation (the Corporation), is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's sole business activity relates to stock borrow and loan transactions with affiliates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are carried at fair value or at amounts that approximate fair value due to the short maturity of the instruments.

Income Taxes

The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Corporation and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled among the companies as if each company had filed separate returns. Payments are made by those companies with net liabilities on a separate return basis. Companies with losses or excess credits on a separate return basis receive payment for the related tax benefits when they would be utilized in their separate returns or in the consolidated or combined returns.

Pursuant to tax sharing policies established by the Corporation, the Company is not required to record or pay any state taxes if their portion of the Corporation's combined tax liability of any state is below a defined threshold. For the year ended December 31, 2006, the Company recorded no state tax expense.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and

liabilities as measured by tax laws and their bases as reported in the financial statements. A valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Management has considered the available evidence and has concluded that no valuation allowance is required.

Recently Issued Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Corporation will adopt FIN 48 in the first quarter of 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's financial condition and results of operations.

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Corporation's financial statements issued for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact and timing of SFAS 157 on the Company's financial condition and results of operations.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are included in the Statement of Financial Condition at their contract values, which approximates fair value. Borrowing transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at the exchange rate on the transaction date.

NOTE 3. SECURITIES BORROWED AND LOANED

The Company conducts securities borrowed and securities loaned transactions on a back-to-back basis with affiliate companies. At December 31, 2006, the contract value of securities borrowed and securities loaned transactions conducted on a back-to-back basis with affiliate companies was $12,698,998,000.

NOTE 4. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected the alternative method for calculation of the minimum net capital requirement under Rule 15c3-1. At December 31, 2006, the Company had net capital of $105,369,000 which was $105,119,000 in excess of the minimum required to be maintained.

NOTE 5. INCOME TAXES

For the year ended December 31, 2006, the components of income tax expense were as follows:

(In thousands)	
Current income tax expense	
Federal	$2,051
Foreign	-
Total current tax expense	2,051
Deferred income tax expense	
Federal	(21)
State and local	-
Total deferred expense	(21)
Total income tax expense	$2,030

As of December 31, 2006, the Company had a net deferred tax asset of $22,000. The asset is comprised primarily of differences between the financial and tax accounting treatment of depreciation of fixed assets and employee benefits.

At December 31, 2006, the Company had taxes receivable from the Corporation of approximately $65,000 which is included in Other assets on the Statement of Financial Condition. The effective income tax rate for the year was approximately 35 percent.

NOTE 6. RELATED PARTY TRANSACTIONS

At December 31, 2006, the Statement of Financial Condition includes the following balances between the Company and affiliate companies:

(In thousands)	
Cash and cash equivalents	$ 297
Interest receivable	53,753
Other assets	720
Interest payable	53,753

The Company receives compensation from affiliate companies, under service agreements, for securities loaned to those affiliates. Additionally, affiliated companies provide services to the Company for operational support, accounting and regulatory compliance. The Company reimburses the affiliate companies in accordance with signed service agreements. For the year ended December 31, 2006, the Statement of Income includes the following balances between the Company and affiliate companies:

(In thousands)	
Interest revenue	$435,073
Service agreement revenues	1,200
Interest expense	435,073
Service agreement expenses	168

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with financial institutions that exceed the limits insured by the Federal Deposit Insurance Corporation in the amount of $105,186,000 of which $104,989,000 is on deposit with a single financial institution.

SUPPLEMENTARY INFORMATION

Schedule I

Banc of America Finance Services, Incorporated

(A Wholly Owned Subsidiary of Bank of America Corporation)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006
(Dollars in Thousands)

Stockholder's equity		$106,498
Non-allowable assets:	$832	
Other deductions and charges	297	
		1,129
Net capital before haircuts		105,369
Haircuts:		-
Net capital		105,369
Minimum net capital requirement		250
Excess net capital		$105,119

No differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 part II filing.

Schedule II

Banc of America Finance Services, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2006
(Dollars in Thousands)

Credits:	
Free credit balances and other credit balances in customers' securities accounts	$ -
Total credits	-
Debits:	
Aggregate debit balances	-
Total debits	-
Excess credits	$ -
Cash and value of qualified securities on deposit in Reserve Account	$ -

No differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 part II filing.

Schedule III

Banc of America Finance Services, Incorporated

(A Wholly Owned Subsidiary of Bank of America Corporation)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

(Dollars in Thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the timeframe specified under Rule 15c3-3.

A.	Market value	None
B.	Number of items	None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A.	Market value	None
B.	Number of items	None

No material differences exist between the above information and the information included in the Company's corresponding unaudited Form X-17A-5 part II filing.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Banc of America Finance Services, Incorporated
(a wholly-owned subsidiary of Bank of America Corporation)

In planning and performing our audit of the financial statements of Banc of America Finance Services (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

END